

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Mr. Richard Dea
Chief Financial Officer
iTalk, Inc.
2400 West Cypress Creek Road, Suite 111
Fort Lauderdale, FL

Re: iTalk, Inc.
        File No: 000-54664

Dear Mr. Dea,

In your letter dated March 18, 2014 you request on behalf of iTalk, Inc., ("the Company") that the staff allow the Company to omit audited financial statements of an acquired business from a Form 8-K. These financial statements are required under Item 9.01 of that Form. On March 31, 2014 you provided additional information.

We will not waive the requirements of Form 8-K. The Company did not file the required financial statements and pro forma financial information within the extended time period provided by the Form, and we do not consider them to have been timely filed for purposes of Form S-3.

Further, until the Company files audited financial statements of the acquired business for the time span required under Rule 8-04 of Regulation S-X and the pro forma financial information required under Rule 8-05 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments. In addition, the company would not be in compliance with Item 13(a)(1) of the Proxy Rules.

In addition, the Company should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the Company files the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3683.

Sincerely,

Jill Davis
Associate Chief Accountant